Exhibit (d)(3)

GUARANTY

(1) GUARANTY. For valuable consideration, the adequacy and sufficiency of which are hereby acknowledged, and as a necessary inducement to CompuDyne Corporation, a Nevada corporation (“CompuDyne”) to enter into and perform its obligations under the Agreement and Plan of Merger dated as of August 6, 2007 by and among CompuDyne, Gores Patriot Holdings, Inc., a Delaware corporation (“Purchaser”) and Patriot Acquisition Corp., a Nevada corporation (the “Agreement”), each of Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P. (each, a “Guarantor” and, collectively, “Guarantors”) enters into this Continuing Guaranty (“Guaranty”) and pursuant to the terms and conditions herein, unconditionally, absolutely and severally guarantee to CompuDyne the payment of financial obligations of Purchaser under Article VIII of the Agreement and the payment of all other financial obligations and liabilities now or hereafter made, incurred or created, whether voluntarily or involuntarily, liquidated or unliquidated, and whether incurred before or after the occurrence and continuance of a breach, in each case which are owed by Parent or Sub to CompuDyne pursuant to the Agreement or the transaction documents contemplated thereby, but, with respect to each Guarantor, only up to a maximum of such Guarantor’s Pro-Rata Percentage of $3,500,000 (Three Million Five Hundred Thousand Dollars) (the “Obligations”). This Guaranty is continuing and absolute and is not subject to any condition, other than the limitations on principal amount set forth in the preceding sentence. This is a continuing guaranty of all present and future Obligations that may arise under the specified term of the Agreement that is incurred. As used herein, the term “Pro-Rata Percentage” means 89.15% with respect to Gores Capital Partners II, L.P. and 10.85% with respect to Gores Co-Invest Partnership II, L.P.

(2) TERMINATION, MODIFICATION, AND AMENDMENT. This Guaranty may be terminated as to a Guarantor by written notice to CompuDyne, effective no earlier than the effective date of expiration or earlier termination of the Agreement. Such expiration or earlier termination will not affect the liability of such Guarantor for any Obligations created, incurred, or arising in any manner prior to the effective date of such termination, or to indemnification or other obligations which survive termination. This Guaranty cannot be waived, abandoned, released, amended, or modified in any way (other than a termination as set forth above), except by a specific written instrument signed by CompuDyne. This Guaranty shall not be deemed terminated, voided or waived if the Agreement is amended by the parties, and each Guarantor will be responsible for its Pro-Rata Percentage in the obligations of Purchaser under the amended Agreement.

(3) GUARANTOR’S RELATIONSHIP TO BUYER. Each Guarantor represents that as of the date hereof, Guarantors collectively own all of the equity interests in Purchaser, and each Guarantor makes this Guaranty based solely on such Guarantor’s familiarity with and independent investigation of Purchaser. Neither Guarantor is relying on CompuDyne to supervise or monitor Purchaser in any manner.

(4) NATURE OF GUARANTOR’S OBLIGATION. Each Guarantor’s obligations are independent of the obligations of Purchaser. CompuDyne may bring and prosecute a separate action or actions against any Guarantor at any time, regardless of whether action is or has been brought against Purchaser, or whether Purchaser has been joined in any action brought by CompuDyne. This Guaranty is a guaranty of payment and not of collection.

(5) GUARANTOR’S AUTHORIZATIONS. Each Guarantor authorizes CompuDyne without notice or demand and without affecting such Guarantor’s liability hereunder, from time to time, to: (a) renew, compromise, extend, or change the terms of the Obligations or any part thereof upon a written agreement by the parties to the Agreement; (b) compromise disputes with Purchaser, or with anyone acting on behalf of either of them, including, without limitation, a trustee in bankruptcy, liquidation, or reorganization of either of them, other trustees, receivers, administrators, assignees for the benefit of creditors, or agents of it; and (c) apply any payments, as CompuDyne in its discretion, may determine. CompuDyne may, without notice, assign this Guaranty in whole or in part to any of its affiliates.

(6) GUARANTOR’S WAIVERS. Each Guarantor waives and agrees not to assert: (a) any right to require CompuDyne to proceed against Purchaser, to pursue any other remedy available to CompuDyne, or to pursue any remedy in any particular order or manner; (b) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement thereof, to the extent such statute of limitations is shorter than the statute of limitations that would apply to the underlying claim if asserted against Purchaser; (c) demand, diligence, presentment for payment, protest and demand, and notice of extension, dishonor, protest, demand, nonpayment, and acceptance of this Guaranty; (d) notice of the existence, creation, or incurring of new or additional Obligations; (e) the benefits of any statutory provision limiting the liability of a surety; and (f) any defense arising by reason of any disability or other defense of Purchaser, or by reason of the cessation from any cause whatsoever (other than payment in full) of the liability of Purchaser for the Obligations. Each Guarantor shall have no right of subrogation and hereby waives any right to enforce any remedy which CompuDyne now has, or may hereafter have, against Purchaser and waives any benefit of, and any right to participate in, any security now or hereafter held by CompuDyne. In addition, Guarantors shall pay to CompuDyne, upon demand, all losses, reasonable costs and expenses, including, without limitation, attorney fees and court costs, incurred by CompuDyne in attempting to satisfy the Obligations or the liability of each Guarantor under this Guaranty.

(7) MISCELLANEOUS PROVISIONS.

(a) Authority to Enter Guaranty. Each Guarantor represents and warrants that the person signing this Guaranty on behalf of such Guarantor has been duly authorized to do so.

(b) Successors. This Guaranty is binding on each Guarantor, such Guarantor’s heirs, legal representatives, assigns, and successors in interest the same as if such Guarantor had contracted for payment of the Obligations rather than Purchaser.

(c) Construction. The obligations of this Guaranty shall be liberally construed to effectuate the purpose of providing an absolute and unconditional guaranty to CompuDyne or its order as to all Obligations as defined herein. This Guaranty is made in and shall be governed by and shall be interpreted in accordance with Nevada law. Guarantor hereby submits to the jurisdiction of any Nevada court with respect to matters arising out of this Guaranty.

(d) Integration. This Guaranty sets forth the entire agreement of Guarantors and CompuDyne with respect to the subject matter hereof, supersedes all prior oral and written agreements and representations by CompuDyne to Guarantors and is unconditionally delivered to CompuDyne by each Guarantor.

[Signature page follows]

In witness whereof, each undersigned Guarantor has executed this Guaranty as of the 6th day of August, 2007.

GORES CAPITAL PARTNERS II, L.P.		GORES CO-INVEST PARTNERSHIP II, L.P.
By:	Gores Capital Advisors II, LLC,	By:	Gores Capital Advisors II, LLC,
Its:	General Partner	Its:	General Partner

By:	The Gores Group, LLC	By:	The Gores Group, LLC
Its:	Manager	Its:	Manager

By:	/s/ Ian R. Weingarten	By:	/s/ Ian R. Weingarten
Name:	Ian R. Weingarten	Name:	Ian R. Weingarten
Title:	Managing Director	Title:	Managing Director